Exhibit (a)(25)

BY MAIL, FAX AND E-MAIL Mr Denis KESSLER Chairman and Chief Executive Officer SCOR 1 Avenue du Général de Gaulle 92074 Paris la Défense Cedex FRANCE

Date	11 April 2007

Dear Denis

We refer to your letter dated 5 April 2007 and take note of your desire to hold discussions with Converium’s Board of Directors regarding a potential combination of our two groups. However, in view of the lack of any new proposals in your letter, we see no need for the presentation you have suggested and whose content is already public.
Please note that, in line with regulatory requirements, we will be issuing a formal Board response to your hostile takeover offer but, in the meantime, we reiterate here why we have rejected it so far.

1.	The value of your offer does not properly reflect the value of Converium on a stand-alone basis.

2.	We believe we can create more value over time by pursuing our present strategy without having to take the risks associated with your offer:

•	Business risks: a hostile takeover may trigger customers to defect driven by a desire for better diversification and not increased concentration with one reinsurer;

•	Integration risks: given the cultural differences of SCOR and Converium, as well as the hostile nature of your offer, we shall face an exodus at every level of management, underwriting and other valuable specialists — a development that will impair our business and destroy its value further;

•	Execution risks: the fact that you have embarked on a hostile offer that will not allow a proper integration of both companies will, according to the statements of S&P, lead to a negative impact on the financial strength rating of Converium and SCOR should such a takeover proceed.

3.	The takeover of Converium by SCOR will destroy value for our shareholders as well as for those of SCOR as you have failed to take these issues and risks into account. Furthermore, you have failed to inform your shareholders accordingly. These issues will have a detrimental effect on the value of SCOR if the transaction is completed — an effect from which not only your shareholders will suffer but also our current shareholders who would be paid 80% in SCOR shares.

We remain open to hear from you regarding any changes to the current offer.

Yours sincerely

/s/  Markus Dennler

Markus Dennler
Chairman of the Board of Directors
Converium Holding Ltd

cc: Ms Inga Beale, Chief Executive Officer, Converium